TITAN AMERICA Public limited liability company (société anonyme) Place Sainte-Gudule 14, 1000 Brussels, Belgium 1011.751.174 (RLE Brussels, French-speaking division) (the Company) EXTRACT FROM THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 29, 2025 On July 29, 2025, a meeting of the Board of Directors of the Company (the Board of Directors) was held at the Hotel Amigo in Brussels, Belgium (Rue de l’Amigo 1-3, B-1000). These minutes contain the deliberations and resolutions adopted at that meeting of the Committee. I. OPENING AND COMPOSITION OF THE MEETING The meeting was opened at 15:00 (CET) under the chairmanship of Mr. Marcel Cobuz (the Chair). The following directors were present: - Marcel Cobuz; - Bill Antholis; - Jay Bachmann; - Michael Colakides; - Sandra Santos (remotely); - Wim Van Der Smissen; and - Bill Zarkalis. […] All the directors (i) acknowledged that they had been informed in due time of the meeting and had timely received all the documents to be submitted to the meeting (including any documents to be sent to them under the articles of association of the Company and/or the Belgian Code of Companies and Associations (the BCCA)), (ii) waived any applicable formalities for convening the meeting and any applicable time limits, and (iii) agreed to the agenda for the meeting. The Chair confirmed that the meeting had been validly convened and that it could validly deliberate and decide on the matters included on the agenda. Dimitris Katsaounis was appointed as the Secretary of the Meeting.

VI. RESOLUTIONS Following deliberations, the Board of Directors unanimously approved the following resolutions: (1) The Boad of Directors acknowledged the resignation of Mr. Michael Colakides from the position of the Managing Director, effective as of July 29, 2025. Further the Board decided to grant a special power of attorney to Ms. Susana Gonzales Melon, Ms. Sophie Rutten, or any other attorney or associate of Allen Overy Shearman Sterling (Belgium) LLP, electing domicile to that end at Tervueren 268A, 1150 Woluwe-Saint-Pierre, each with the power to act alone and with the right of substitution, to, on behalf of the Company, carry out the publication formalities relating to these resolutions and, in general, to perform all acts and sign all documents necessary for the execution of these resolutions. VII. END OF THE MEETING All items on the agenda having been addressed, the meeting was concluded at 17:30 (CET). All of the directors who have signed these minutes confirm that (i) they attended the meeting, (ii) they have no objection to the method of decision-making, and (iii) these minutes accurately and completely reflect the deliberations and decisions adopted by the Board of Directors during this meeting. These minutes of the meeting of the Board of Directors shall be signed by the Chair and the Secretary of the Meeting and any director who so wishes. The Board of Directors [signature page follows] Page 2 of 3

Certified extract from the minutes of the meeting of the Board of Directors of Titan America SA held on July 29, 2025. ______________/s/ Marcel Cobuz________________ Marcel Cobuz, Chair of the Board of Directors Date: July 31, 2025 Page 3 of 3